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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                                  Diacrin, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, .01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    25243N103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

             Tina Baker, Esq., Bachner, Tally, Polevoy & Misher LLP
           380 Madison Avenue, New York, New York 10017 (212) 687-7000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              2/16/96 and 10/28/96
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 20 Pages

                      The Exhibit Index appears on page 18.

                                  SCHEDULE 13D

       CUSIP No.   25243N103                         Page  2  of  20  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HealthCare Ventures II, L.P.

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*
            N/A
       -------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(3) OR 2(e)
                                                                      [ ]
       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER


                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             3,196,385
         OWNED BY          -----------------------------------------------
           EACH            9.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON
           WITH            -----------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                3,196,385
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,196,385
       -------------------------------------------------------------------
       12. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
           CERTAIN SHARES*    [ ]


       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.5%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON

           PN
       -------------------------------------------------------------------

                                  SCHEDULE 13D

       CUSIP No.   25243N103                         Page  3  of  20  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HealthCare Partners II, L.P.

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*
            N/A
       -------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(3) OR 2(e)
                                                                      [ ]
       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER


                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             3,196,385
         OWNED BY          -----------------------------------------------
           EACH            9.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON
           WITH            -----------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                3,196,385
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,196,385
       -------------------------------------------------------------------
       12. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
           CERTAIN SHARES*    [ ]


       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.5%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON

           PN
       -------------------------------------------------------------------

                                  SCHEDULE 13D

       CUSIP No.   25243N103                         Page 4  of  20  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HealthCare Ventures III, L.P.

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*
            N/A
       -------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(3) OR 2(e)
                                                                     [ ]
       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER


                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             994,078
         OWNED BY          -----------------------------------------------
           EACH            9.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON
           WITH            -----------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                994,078
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            994,078
       -------------------------------------------------------------------
       12. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
           CERTAIN SHARES*    [ ]


       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON

           PN
       -------------------------------------------------------------------

                                  SCHEDULE 13D

       CUSIP No.   25243N103                         Page 5  of  20  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HealthCare Partners III, L.P.

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*
            N/A
       -------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(3) OR 2(e)
                                                                     [ ]
       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER


                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             994,078
         OWNED BY          -----------------------------------------------
           EACH            9.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON
           WITH            -----------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                994,078
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            994,078
       -------------------------------------------------------------------
       12. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
           CERTAIN SHARES*    [ ]


       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON

           PN
       -------------------------------------------------------------------

                                  SCHEDULE 13D

       CUSIP No.   25243N103                         Page 6  of  20  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HealthCare Ventures IV, L.P.

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*
            N/A
       -------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(3) OR 2(e)
                                                                     [ ]
       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER


                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             291,922
         OWNED BY          -----------------------------------------------
           EACH            9.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON
           WITH            -----------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 291,922
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            291,922
       -------------------------------------------------------------------
       12. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
           CERTAIN SHARES*    [ ]


       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON

           PN
       -------------------------------------------------------------------

                                  SCHEDULE 13D

       CUSIP No.   25243N103                         Page 7  of  20  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HealthCare Partners IV, L.P.

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*
            N/A
       -------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(3) OR 2(e)
                                                                     [ ]
       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER


                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             291,922
         OWNED BY          -----------------------------------------------
           EACH            9.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON
           WITH            -----------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 291,922
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            291,922
       -------------------------------------------------------------------
       12. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
           CERTAIN SHARES*    [ ]


       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON

           PN
       -------------------------------------------------------------------

                                  SCHEDULE 13D

       CUSIP No.   25243N103                         Page 8  of  20  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James H. Cavanaugh, Ph.D.

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*
            N/A
       -------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(3) OR 2(e)
                                                                     [ ]
       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER


                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             4,482,385
         OWNED BY          -----------------------------------------------
           EACH            9.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON
           WITH            -----------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 4,482,385
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,482,385
       -------------------------------------------------------------------
       12. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
           CERTAIN SHARES*    [ ]


       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             34.4%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON

           IN
       -------------------------------------------------------------------

                                  SCHEDULE 13D

       CUSIP No.   25243N103                         Page 9  of  20  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Harold R. Werner

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*
            N/A
       -------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(3) OR 2(e)
                                                                     [ ]
       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER


                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             4,482,385
         OWNED BY          -----------------------------------------------
           EACH            9.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON
           WITH            -----------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 4,482,385
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,482,385
       -------------------------------------------------------------------
       12. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
           CERTAIN SHARES*    [ ]


       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             34.4%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON

           IN
       -------------------------------------------------------------------

                                  SCHEDULE 13D

       CUSIP No.   25243N103                         Page 10  of  20  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John W. Littlechild

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*
            N/A
       -------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(3) OR 2(e)
                                                                     [ ]
       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER


                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             4,482,385
         OWNED BY          -----------------------------------------------
           EACH            9.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON
           WITH            -----------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 4,482,385
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,482,385
       -------------------------------------------------------------------
       12. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
           CERTAIN SHARES*    [ ]


       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             34.4%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON

           IN
       -------------------------------------------------------------------

                                  SCHEDULE 13D

       CUSIP No.   25243N103                         Page 11  of  20  pages
                 ------------                            -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William Crouse

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   SOURCE OF FUNDS*
            N/A
       -------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(3) OR 2(e)
                                                                      [ ]
       -------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
       -------------------------------------------------------------------
                           7.   SOLE VOTING POWER


                           -----------------------------------------------
        NUMBER OF          8.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             4,482,385
         OWNED BY          -----------------------------------------------
           EACH            9.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON
           WITH            -----------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 4,482,385
       -------------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,482,385
       -------------------------------------------------------------------
       12. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
           CERTAIN SHARES*    [ ]


       -------------------------------------------------------------------
       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             34.4%
       -------------------------------------------------------------------
       14. TYPE OF REPORTING PERSON

           IN
       -------------------------------------------------------------------

                                                     Page 12 of 20 Pages
                                                          --   ---

Item 1.      Security and Issuer

             (a)   Title of Class of Securities

                   Common Stock, $0.01 par value ("Shares").

             (b)   Name of Issuer

                   Diacrin, Inc.

             (c)   Address of Issuer's Principal Executive Officers

                   Building 96, 13th Street
                   Charlestown Navy Yard
                   Charlestown, Massachusetts 02129


Item 2.      Identity and Background

             (a) This statement if filed by HealthCare Ventures II, L.P. ("HCV II"), HealthCare Partners II, L.P. ("HCP II"), HealthCare Ventures III, L.P. ("HCV III"), HealthCare Partners III, L.P. ("HCP III"), HealthCare Ventures IV, L.P. ("HCV IV"), HealthCare Partners IV, L.P. ("HCP IV"), Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.(1)

             (b) The business address for HCV II, HCP II, HCV III, HCP III, HCV IV, HCP IV, Dr. Cavanaugh and Messrs. Werner and Crouse is Twin Towers at Metro Park, 379 Thornall Street, Edison, New Jersey 08837. The business address for Mr. Littlechild is One Kendall Square, Building 300, Cambridge, Massachusetts 02139.

             (c) James H. Cavanaugh, Ph.D. is the Chairman of HealthCare Investment Corporation ("HIC"), the management company for HCV II, HCV III and HCV IV. Messrs. Werner, Littlechild and Crouse are each a Vice Chairman of HIC. All of the foregoing individuals are general partners of HCP II, HCP III, and HCP
                   IV. Mr. Littlechild is also a director of the Issuer.

             (d) Each of HCV II, HCP II, HCV III, HCP III, HCV IV, HCP IV, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) Each of HCV II, HCP II, HCV III, HCP III, HCV IV, HCP IV, Dr. Cavanaugh and
--------
  (1) Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse are general partners of HCP II, HCP III and HCP IV, which are the general partners of each of HCV II, HCV III and HCV IV, respectively, the record holder of Issuer's securities.

                                                             Page 13 of 20 Pages
                                                                ------ ------


                   Messrs. Werner, Littlechild and Crouse have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

             (f) HCV II, HCP II, HCV III, HCP III, HCV IV and HCP IV are limited partnerships organized under the laws of the State of Delaware. Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse are United States citizens.


Item 3.      Source and Amount of Funds or Other Considerations

             HCV II is a limited partnership formed to provide capital to companies in the healthcare field. An aggregate of $43,084.80 of cash from the contributed capital of the limited partners of HCV II was utilized by HCV II to acquire the Common Stock of Issuer upon exercise of the Warrants.


Item 4.      Purpose of Transaction

             The securities of Issuer were acquired for investment purposes by HCV II, HCV III and HCV IV.


Item 5.      Interest in Securities of the Issuer

             (a) As of December 31, 1996: (i) HCV II and HCP II beneficially owned 3,196,385 of Issuer's Common Stock; (ii) HCV III and HCP III beneficially owned 994,078 Shares of Issuer's Common Stock; (iii) HCV IV and HCP IV beneficially owned 291,922 Shares of Issuer's Common Stock; and (iv) Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse beneficially owned 4,482,385 Shares of Issuer's Common Stock.

                   As of December 31, 1996: (i) the 3,196,385 Shares of Issuer's Common Stock beneficially owned by HCV II and HCP II constitute 24.5% of Issuer's Shares, outstanding; (ii) the 994,078 Shares of Issuer's Common Stock beneficially owned by HCV III and HCP III constitute 8% of Issuer's Shares outstanding; (iii) the 291,922 Shares of Issuer's Common Stock beneficially owned by HCV IV and HCP IV constitute 2% of Issuer's Shares outstanding; and (iv) the 4,482,385 Shares of Issuer's Common Stock beneficially owned by Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse constitute 34.4% of Issuer's Shares outstanding.

                                                             Page 14 of 20 Pages
                                                                ------ ------

             (b)   Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:

                           Inapplicable.

                   (ii)    shared power to vote or to direct the vote:

                           HCV II and HCP II share the power to vote or to direct the vote of those Shares owned by HCV II. HCV III and HCP III share the power to vote or to direct the vote of those Shares owned by HCV III. HCV IV and HCP IV share the power to vote or to direct the vote of those Shares owned by HCV IV. Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to vote or to direct the vote of those Shares owned by HCV II, HCV III and HCV IV.

                   (iii) sole power to dispose or to direct the disposition of:

                           Inapplicable.

                   (iv) shared power to dispose of or to direct the disposition of:

                           HCV II and HCP II share the power to dispose of or to direct the disposition of those Shares owned by HCV
                           II. HCV III and HCP III share the power to dispose of or to direct the disposition of those Shares owned by HCV III. HCV IV and HCP IV share the power to dispose of or to direct the disposition of those Shares owned by HCV IV. Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to dispose of or to direct the disposition of those Shares owned by HCV II, HCV III and HCV IV.

             (c) As a result of the closing of the Issuer's initial public offering on February 16, 1996: (i) the 6,380,802 Shares of Preferred Stock beneficially owned by HCV II and HCP II were automatically converted into 3,190,401 Shares of Issuer's Common Stock, giving effect to a one-for-two reverse stock split of the Issuer's Common Stock (the "Reverse Stock Split"); (ii) the $2,485,195 principal amount of 7-1/2% Convertible Notes due May 31, 2000 (the "Notes") beneficially owned by HCV III and HCP III were automatically converted into 994,078 Shares of Issuer's Common Stock, giving effect to the Reverse Stock Split; and (iii) the $729,805 of Notes beneficially owned by HCV IV and HCP IV were automatically converted into 291,922 Shares of Issuer's Common Stock, giving effect to the Reverse Stock Split.

                   On October 28, 1996, HCV II exercised the 11,968 Common Stock Warrants beneficially owned by it and was issued 5,984 Shares of Issuer's Common Stock, giving effect to the Reverse Stock Split

             (d)   Inapplicable

             (e)   Inapplicable

                                                             Page 15 of 20 Pages
                                                                ------ ------

Item 6. Contracts, Arrangements, Understandings or Relationship with respect to Securities of the Issuer

             On March 26, 1992, HCV III and HCV IV entered into an InterFund Agreement which provides for HCV III and HCV IV to coordinate their investment activities so as to acquire, hold and dispose of identical securities in proportion to their respective contributed capital.


Item 7.      Materials to Be Filed as Exhibits

             (A)   Agreement to Jointly File


             (B) InterFund Agreement dated as of March 26, 1992 between HCV III and HCV IV.*
























*Previously filed as an Exhibit to the Schedule 13D filed by HCV III and HCV IV on June 9, 1995.

                                                             Page 16 of 20 Pages
                                                                ------ ------


                                   SIGNATURES

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1997                            HealthCare Ventures II, L.P.,
        Edison, New Jersey                           by its General Partner, HealthCare Partners II, L.P.


                                                     By:     /s/ Jeffrey Steinberg
                                                           -----------------------------
                                                             Administrative Partner


Dated:  February 13, 1997                            HealthCare Partners II, L.P.
        Edison, New Jersey

                                                     By:     /s/ Jeffrey Steinberg
                                                           -----------------------------
                                                             Administrative Partner


Dated:  February 13, 1997                            HealthCare Ventures III, L.P.
        Edison, New Jersey                           by its General Partner, HealthCare Partners III, L.P.


                                                     By:     /s/ Jeffrey Steinberg
                                                           -----------------------------
                                                             Administrative Partner


Dated:  February 13, 1997                            HealthCare Partners III, L.P.
        Edison, New Jersey

                                                     By:     /s/ Jeffrey Steinberg
                                                           -----------------------------
                                                             Administrative Partner


Dated:  February 13, 1997                            HealthCare Ventures IV, L.P.
        Edison, New Jersey                           by its General Partner, HealthCare Partners IV, L.P.


                                                     By:     /s/ Jeffrey Steinberg
                                                           -----------------------------
                                                             Administrative Partner


                                                             Page 17 of 20 Pages
                                                                ------ ------

Dated:  February 13, 1997                            HealthCare Partners IV, L.P.
        Edison, New Jersey

                                                     By:     /s/ Jeffrey Steinberg
                                                           -----------------------------
                                                             Administrative Partner

Dated:  February 13, 1997                            By:     /s/ Jeffrey Steinberg as Attorney-in-Fact
        Edison, New Jersey                                 -----------------------------
                                                             James H. Cavanaugh, Ph.D.


Dated:  February 13, 1997                            By:     /s/ Jeffrey Steinberg as Attorney-in-Fact
        Edison, New Jersey                                 -----------------------------
                                                             Harold R. Werner


Dated:  February 13, 1997                            By:     /s/ Jeffrey Steinberg as Attorney-in-Fact
        Cambridge, Massachusetts                            ----------------------------
                                                             John W. Littlechild


Dated:  February 13, 1997                            By:     /s/ Jeffrey Steinberg as Attorney-in-Fact
        Edison, New Jersey                                 -----------------------------
                                                             William Crouse


                                  EXHIBIT INDEX



  Exhibit                   Description          Page No.
  -------                   -----------          --------

Exhibit A            Agreement to Jointly File                         19

                                                            Page 19 of 20 Pages
                                                                ------ ------


                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


                  The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Diacrin, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.



Dated:  February 13, 1997                            HealthCare Ventures II, L.P.,
        Edison, New Jersey                           by its General Partner, HealthCare Partners II, L.P.


                                                     By:  /s/ Jeffrey Steinberg
                                                          --------------------------
                                                          Administrative Partner


Dated:  February 13, 1997                            HealthCare Partners II, L.P.
        Edison, New Jersey

                                                     By: /s/ Jeffrey Steinberg
                                                        ----------------------------
                                                         Administrative Partner


Dated:  February 13, 1997                            HealthCare Ventures III, L.P.
        Edison, New Jersey                           by its General Partner, HealthCare Partners III, L.P.


                                                     By: /s/ Jeffrey Steinberg
                                                         --------------------------
                                                         Administrative Partner


Dated:  February 13, 1997                            HealthCare Partners III, L.P.
        Edison, New Jersey

                                                     By: /s/ Jeffrey Steinberg
                                                         ---------------------------
                                                         Administrative Partner


                                                            Page 20 of 20 Pages
                                                               -----   ----

Dated:  February 13, 1997                            HealthCare Ventures IV, L.P.
        Edison, New Jersey                           by its General Partner, HealthCare Partners IV, L.P.


                                                     By: /s/ Jeffrey Steinberg
                                                         ----------------------
                                                         Administrative Partner


Dated:  February 13, 1997                            HealthCare Partners IV, L.P.
        Edison, New Jersey

                                                     By: /s/ Jeffrey Steinberg
                                                         ----------------------
                                                         Administrative Partner


Dated:  February 13, 1997                            By: /s/ Jeffrey Steinberg as Attorney-in-Fact
        Edison, New Jersey                               -------------------------
                                                         James H. Cavanaugh, Ph.D.


Dated:  February 13, 1997                            By: /s/ Jeffrey Steinberg as Attorney-in-Fact
        Edison, New Jersey                               ----------------------
                                                         Harold R. Werner


Dated:  February 13, 1997                            By: /s/ Jeffrey Steinberg as Attorney-in-Fact
        Cambridge, Massachusetts                         ----------------------
                                                         John W. Littlechild


Dated:  February 13, 1997                            By: /s/ Jeffrey Steinberg as Attorney-in-Fact
        Edison, New Jersey                               ----------------------
                                                         William Crouse
